SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2016

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Telecom Argentina S.A. – Relevant matter filed with the Argentine Securities Commission (Comision Nacional de Valores) - Mandatory Public Tender Offer

Explanatory Note: For the avoidance of doubt, the letter attached as Item 1 hereto only relates to the “Argentine Offer” (as such term is defined in Amendment No. 4 to the Schedule TO filed on October 25, 2016 by Fintech Telecom, LLC, Fintech Advisory Inc. and David Martinez (the “Schedule TO”)). The “U.S. Offer” (as such term is defined in Schedule TO) has been extended until 5:00 p.m. New York City time on November 11, 2016, as indicated in Schedule TO.

FREE TRANSLATION

Buenos Aires, October 26, 2016

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

RE.: Telecom Argentina S.A. – Relevant matter –Mandatory Public Tender Offer

I am writing to you as Attorney-in-fact of Telecom Argentina S.A. (‘Telecom Argentina’ or the ‘Company’), regarding the Mandatory Public Tender Offer as a result of a change of control announced by Fintech Telecom, LLC (‘Fintech’), for all Class B common shares issued by Telecom Argentina (the ‘OPA’).

In this regard, and continuing on what was informed on October 4th, we make notice that today the Company has received a letter from Fintech notifying the extension of the Additional Period, originally set to 5 business days, to 10 business days from the date of closing of the General Period, so that the closing of the Additional Period will take place on November 4, 2016.

Moreover, Fintech informs that the aforementioned extension will be published in ‘El Cronista Comercial’ newspaper on October 26, 27 and 28, 2016.

We hereby attach a copy of the letter sent by Fintech.

Sincerely,

Andrea V. Cerdán,
Attorney- in-fact

Buenos Aires, October 25, 2016

Telecom Argentina S.A.

Av. Alicia Moreau de Justo 50

C1107AAB – Ciudad de Buenos Aires

Mr Mariano M. Ibañez, Chairman of the Board of Telecom Argentina S.A

RE: Extension of the Period for Reception of Offers of the Mandatory Public Tender Offer to Purchase Shares (the ‘OPA’) issued by Telecom Argentina S.A. tendered by Fintech Telecom, LLC.

Dear Sirs,

I am writing to you as Attorney-in-fact of Fintech Telecom, LLC (‘The Offeror’) in order to inform you that the Offeror has decided to extend the Additional Period originally set to 5 business days, to 10 business days from the date of closing of the General Period. In this way, the date of closing of the General Period will take place on November 4, 2016.

The aforementioned extension will be communicated to the shareholders throughout an announcement that will be published for one day in the Daily Bulletin of the Buenos Aires Stock Exchange or ‘Bolsa de Comercio de Buenos Aires’ and for three consecutive days in ‘El Cronista Comercial’ newspaper.

We notify the preceding in order for it to be published as a relevant matter in the ‘Autopista de Información Financiera’ of the CNV.

We kindly request to return a signed copy of this letter as evidence of notification.

Sincerely,

Carolina Curzi

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	October 26, 2016	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations